TYPE:  425
SEQUENCE:  1
DESCRIPTION:  FILING OF COMMUNICATION


                    Filed by General Motors Corporation (GM)
                    Subject Company - General Motors Corporation
                    Pursuant to Rule 425 under the Securities Act of 1933 Commission File No. 001-00143


The following communication contains forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Reference made in the following are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

The principal risk factors that may cause actual results to differ materially from those expressed in forward-looking statements contained in this communication are described in various documents filed by GM with the U.S. Securities and Exchange Commission, including GM's Current Reports on Form 8-K dated April 12, 1999, and Filed on April 15, 1999, and April 21, 1999.

                               * * * * * * * * * *
PRESS RELEASE

    GM WILL OFFER TO REPURCHASE GM $1-2/3 STOCK IN EXCHANGE FOR $8 BILLION OF CLASS H STOCK, AND MAKE $7 BILLION IN CLASS H STOCK CONTRIBUTIONS TO BENEFIT
                                      PLANS

   TRANSACTIONS WILL REDUCE GM'S ECONOMIC INTEREST IN HUGHES TO APPROXIMATELY
         35 PERCENT, AND SIGNIFICANTLY INCREASE EPS FOR GM $1-2/3 STOCK

   DETROIT -- General Motors Corp. (NYSE: GM, GMH) today announced plans for a broad restructuring of its economic interest in Hughes Electronics (Hughes), including an offer to its current shareholders to repurchase GM $1-2/3 par value common stock in exchange for approximately $8 billion of GM Class H common stock, and contributions of approximately $7 billion of Class H stock to GM benefit plans.

   "The GM Board of Directors today authorized this series of transactions that continue GM's efforts to deliver significant value to its shareholders and further strengthen the corporation's financial position," said GM Chairman and Chief Executive Officer John F. Smith, Jr.

Exchange offer to be made

   GM will offer to exchange approximately $8 billion of Class H stock for GM $1-2/3 stock. This exchange would significantly reduce the number of shares of GM $1-2/3 stock outstanding. Specifically, GM will offer to holders of GM $1-2/3 stock an opportunity to voluntarily tender any portion of their holdings of GM $1-2/3 stock in order to acquire Class H stock. The exchange generally will be tax-free to GM and its U.S. stockholders for U.S. income tax purposes. Shares tendered will be subject to pro-ration if the exchange offer is oversubscribed. A Form S-4 registration statement detailing the terms and conditions of the proposed exchange offer will be filed shortly with the Securities and Exchange Commission. GM expects to complete the proposed transaction during the second


                                      - 1 -

quarter of this year. The per-share exchange ratio for the offering will be determined immediately prior to the commencement of the offer. No offering of Class H stock will be made except by means of a prospectus to be included in the Form S-4 registration statement.

Contributions to benefit plans

   GM plans to contribute up to $7 billion of Class H stock to certain of its benefit plans in the second quarter, including a significant amount to its U.S. Hourly-Rate Employees Pension Plan, and the balance to its voluntary employees' beneficiary association (VEBA) trust. The VEBA trust was set up in 1997 to fund the corporation's other post-retirement employee benefit (OPEB) obligations for hourly employees. The pension plan contribution will help to ensure that GM's U.S. pension plans remain fully funded on an SFAS-87 basis for the foreseeable future. The contributions to the benefit plans, which are not subject to any regulatory approvals, will significantly reduce annual pension and OPEB expense, and will strengthen the company's overall financial position.

   "These actions enable GM to realize $15 billion of the value of Hughes, and improve GM's financial flexibility to pursue business and growth initiatives in our automotive and financial services businesses," said Smith. "We will improve net income through reduced pension and OPEB expense while substantially reducing the number of GM $1-2/3 shares outstanding. This will translate to a significant increase in GM's earnings per share."

   In connection with these transactions, GM will issue approximately $15 billion of Class H stock. However, the proposed transactions will not have any dilutive effect on the earnings per share attributable to the outstanding Class H stock. The issuance of additional Class H shares in connection with these transactions will substantially increase the liquidity of that stock in the securities market, which should benefit trading of Class H stock over time.

   Upon completion of a fully subscribed exchange offer and contributions to the benefit plans, GM will retain approximately a 35 percent, or $18 billion, economic interest in Hughes (based on yesterday's NYSE closing price of Class H stock) and Hughes will remain a wholly-owned subsidiary of GM. Consequently, GM $1-2/3 common shareholders would benefit indirectly in any further improvement in the Class H stock price as a result of GM's retained economic interest in Hughes as well as the Class H stock held by the GM benefit plans.

   GM has no current plans or intention to separate Hughes or any of its businesses from GM, whether by means of a spin-off, split-off or any other transaction. However, GM will continue to evaluate what Hughes ownership structure would be optimal for the two companies and GM stockholders.

   GM has the flexibility to use the economic interest that it retains in Hughes in a variety of ways, including as a currency for additional GM $1-2/3 stock repurchases, acquisitions, benefit plan contributions, to raise cash proceeds in a tax-efficient manner, or to implement further corporate restructurings.

   The transactions will not affect the business operations of Hughes, and GM's automotive operations will continue to have direct access to the opportunities for strategic synergies with Hughes' rapidly growing communications services businesses.

                                      - 2 -
   "It is important to retain our strategic relationship with Hughes. We continue to create new communications capabilities and functionality in our vehicles. Hughes has redefined itself as a premier provider of digital entertainment and business communications, which strengthens its ability to contribute to GM's strategy to grow its service-oriented businesses," Smith said.

   GM has repurchased approximately $9 billion of GM $1-2/3 stock since 1997, in addition to the significant reduction in the number of GM $1-2/3 shares outstanding expected to result from the proposed exchange offer. Moreover, GM has distributed approximately $12 billion of value to its shareholders as part of the spin-offs of the Hughes defense business in 1997 and the Delphi business in 1999.

   "GM has a strong and consistent track record of finding ways to return value to shareholders, and that record is being extended through these proposed transactions," Smith said. "GM will strive to continue to increase earnings with less capital employed. This is an excellent formula to deliver superior shareholder returns."

   GM $1-2/3 stock and Class H stock are both common stocks of General Motors. Class H earnings per share and amounts available for payment of dividends are determined by the financial performance of Hughes. As of year-end 1999, there were 137.1 million shares of Class H outstanding, representing a 32 percent tracking stock interest in the earnings of Hughes, and 617.4 million shares of GM $1-2/3 stock outstanding.

   Morgan Stanley Dean Witter will act as dealer manager for General Motors in connection with the exchange offer. Hughes will engage Salomon Smith Barney in connection with the offering.

   In this news release, use of the words anticipate, expect, should, believe, plan, intensify, overcome and similar words are associated with forward-looking statements that are inherently subject to numerous risks and uncertainties. Accordingly, there can be no assurance that the results described in such forward-looking statements will be realized. The principal risk factors that may cause actual results to differ materially from those expressed in forward-looking statements contained in this news release are described in various documents filed by GM with the U.S. Securities and Exchange Commission, including GM's Current Reports on Form 8-K dated April 12, 1999, and filed on April 15, 1999, and April 21, 1999.

   We urge holders of GM $1-2/3 common stock to read the Registration Statement on Form S-4, including the prospectus, regarding the exchange offer referred to above, when it becomes available, as well as the other documents which General Motors has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. Holders of GM $1-2/3 common stock may obtain a free copy of the prospectus, when it becomes available, and other documents filed by General Motors at the Commission's web site at at General Motors' web site at or from General Motors by directing such request in writing or by telephone to: General Motors Corporation, 100
Renaissance Center, Detroit, Michigan 48243-7301, Attention: GM Investor Relations, Telephone: (212) 418-6270, Facsimile: (212)418-3658. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Inquiries from the news media should be directed to GM Corporation Communications:
212-418-6380.

                                      # # #

Note to editors:

A conference call for journalists to ask follow-up questions regarding today's announcement will be held today (Tuesday, Feb. 1, 2000) from 4:00 p.m. to 4:30 p.m. EST. On the call will be General Motors Vice Chairman Harry J. Pearce, GM Executive Vice President and Chief Financial Officer J. Michael Losh, and GM Vice President and Treasurer Eric A. Feldstein. Following are the access numbers:

      800-266-1825      (calling from the United States)
      212-676-4910      (calling from outside of the United States)

In addition to the live conference call, there is the opportunity to call the following numbers, up to 48 hours after the press conference, and listen to a replay:

      800-633-8284      (calling from the United States)
      858-812-6440      (calling from outside of the United States)

Password, required for the replay only, is: 14301146

A graphic chart and photos of GM officers are available on GM Media Online: htpp://media.gm.com. High resolution files can be obtained by calling Wieck Photo at 972-392-0888.




                                     # # #

QUESTIONS AND ANSWERS

General Strategy of Restructuring of GM's Economic Interest in Hughes

Q1.  What is GM announcing today?
A. GM is planning to make an $8 billion exchange offer, which means that holders of GM $1 2/3 common stock will be offered the opportunity to exchange their share(s) for shares of GM Class H common stock, which is a tracking stock of GM relating to GM's wholly-owned Hughes Electronics subsidiary. In addition, we have announced that we currently plan to contribute about $7 billion of Class H stock to our U.S. Hourly-Rate
     Employees Pension Plan and VEBA Trust for hourly OPEB (other post-employment benefit) obligations.

Q2.  Why is GM choosing to reduce its economic interest in Class H at this time?
A. The proposed restructuring of GM's economic interest in Hughes is part of GM's overall plan to monetize some of the heretofore unrecognized economic value arising from GM's ownership of Hughes. The restructuring is designed to:
o Generate a significant and immediate increase in GM $1 2/3 EPS by reducing shares outstanding and reducing pension/OPEB expense.
o Bolster GM's capital position and thereby facilitate GM's business growth initiatives and competitiveness.
o Allow $1 2/3 shareholders to benefit in any further improvement in the Class H stock price through its retained economic interest in Hughes and the Class H stock held by the benefit plans.
o Substantially increase the liquidity of the Class H stock, which should benefit trading of Class H stock over time.

Q3. For quite some time, GM management has defended its ownership in Hughes based on its strategic interest in Hughes. What has changed?
A. GM maintains its belief that Hughes is a valuable asset and as such will continue to own 100% of the common stock of Hughes after the restructuring. Accordingly, all of the GM-Hughes synergy opportunities that exist today should remain in place following these transactions.

Q4. Why is GM retaining such a large economic interest in Hughes via unissued Class H shares?
A. GM's remaining economic interest in Hughes via unissued Class H shares is function of the proposed size of the exchange offer and pension/VEBA contributions which have been sized based on market considerations (in the case of the exchange) and ERISA limits (in the case of the pension/VEB contributions). GM's remaining economic interest represents a "storehouse of value" which is attractive from a credit rating perspective and allows GM $1 2/3 shareholders to participate indirectly in any further improvement in the Class H stock price. It also provides GM the flexibility to consider additional shareholder value initiatives in the future, as appropriate.

Q5. Now that GM has announced a significant reduction in its economic ownership in Hughes, will GM spin-off Hughes?
A. GM has no present plans or intentions to spin-off or split-off Hughes or any portion of its business; whether by means of a spin-off, split-off or any other transaction.

Q6.  Will GM pursue additional Class H for $1 2/3 exchange offers in the future?
A. GM has no current plans or intentions to pursue additional exchange offers at this time. However, the Class H stock provides an attractive currency to pursue further repurchases of GM $1 2/3 or other shareholder initiatives.

Q7. Do these transactions  limit GM's options for its remaining  economic/legal interest in Hughes?
A. The restructuring of GM's economic stake in Hughes affords GM maximum flexibility to pursue a number of different strategies with respect to Hughes over the long-term.

Q8. As a shareholder, can I vote on whether I want GM to do this?
A.  The proposed transaction does not require shareholder approval.


GM $1 2/3 Exchange Offer

Q1.  Why did GM choose to conduct the stock exchange offer?
A. The $8 billion exchange offer is an important element of our overall plan to monetize some of the heretofore unrecognized economic value arising from GM's ownership of Hughes. The $8 billion of indicated value attributed to the exchange offer will be used to effect a substantial repurchase of GM $1 2/3 stock which should be accretive to GM $1 2/3 EPS.

Q2. How many additional shares of Class H will be outstanding as a result of the exchange offer?
A. The exact number of Class H shares to be issued will be determined by GM immediately prior to the commencement of the exchange offer, which will not occur until after the SEC review process has been completed and GM is prepared to proceed with the offer.

Q3. Will there be any dilution to existing Class H holders as a result of the exchange offer?
A. No. There are currently about 137 million shares of GM Class H common stock issued and outstanding. However, this number does not reflect the full 100% tracking stock interest which GM could issue relating to the earnings of Hughes. Instead, it currently represents about 32% of such interest that is held by holders of Class H stock. The remaining unissued shares of GM Class H stock represent the 68% economic interest currently retained by GM. The issuance of additional shares of Class H stock in these transactions will increase the outstanding shares to about 65%, assuming the exchange offer is fully subscribed and based on yesterday's closing Class H stock price on the NYSE. In light of the fact that the shares to be issued in these transactions come from GM's current 68% economic interest in Hughes, the issuance of new Class H shares will not have a dilutive impact on current GM Class H shareholders. The issuance represents a transfer to GM's $1 2/3 shareholders and GM's benefit plans of a portion of GM's economic interest not an increase in the dividend base used to apportion Hughes earnings.

Q4.  What does the exchange offer permit me to do?
A. Pursuant to the exchange offer, you may tender some or all of your shares of GM $1 2/3 common stock in exchange for shares of Class H stock (subject to proration if the offer is over-subscribed) or you may decide not to tender any of your shares of GM $1 2/3.

Q5.  Why would a shareholder want to exchange their GM common stock for GM
     Class H stock?
A. GM's Board of Directors is not making a recommendation in connection with the exchange offer. However, the exchange offer will provide $1 2/3 stockholders with an opportunity to acquire an interest in the financial performance of Hughes using shares of $1 2/3 stock, rather than cash, as the currency to accomplish that acquisition. This exchange would generally be free of U.S. income tax to a holder of $1 2/3 stock (except for any cash received for fractional shares) compared to the alternative of selling $1 2/3 stock, paying a broker's commissions and tax on the proceeds and using the remainder to purchase Class H stock. GM would expect to provide $1 2/3 shareholders a financial incentive to participate in the exchange offer. This incentive will manifest itself in the Class H for $1 2/3 share exchange ratio which will be announced at a later date.

Q6.  Who can participate in the exchange offer?
A. We have not yet commenced the exchange offer. However, once commenced, all $1 2/3 stockholders may participate in the exchange offer, provided that you hold shares of $1 2/3 stock during the exchange period and you tender your shares in a jurisdiction where the exchange offer is permitted under the laws of the jurisdiction, such as the United States.

Q7.  Will the exchange offer be available to stockholders outside the U.S.?
A. GM currently intends to conduct the exchange offer in as many foreign jurisdictions as reasonably practicable. Although GM is continuing to assess the issue, GM currently believes that it will be possible to conduct the exchange offer in a substantial number of foreign jurisdictions.

Q8. How many shares of Class H stock will I receive for each share of $1 2/3 common stock that I tender?
A. The exchange ratio and pro-ration methodology will determine how many shares of Class H stock that you will receive for each share of $1 2/3 common stock tendered. The exchange ratio has not yet been set and will be set by GM immediately prior to the commencement of the exchange offer. The pro-ration methodology will be described in the prospectus.

Q9.  When will I receive them?
A. Evidence of ownership of shares of Class H stock issued in exchange for shares of $1 2/3 stock validly tendered in the exchange offer and accepted by GM will be sent to participating stockholders as promptly as reasonably practicable following the exchange offer. Currently, Class H stock is registered under the direct registration-certificateless-system, although stockholders may request certificates rather than account statements.

Q10. How will the exchange ratio be determined?
A. To determine the exchange ratio, GM will consider, among other things: i) recent market prices for GM $1 2/3 common stock and Class H common stock; and ii) financial advice from its dealer manager in the exchange offer.

Q11. When will you commence the exchange offer?
A. We are currently planning to commence the exchange offer promptly following SEC approval of the transaction (i.e., when the S-4 becomes effective). We currently plan to complete the exchange offer in the second quarter of 2000.

Q12. When will the exchange offer expire?
A. Unless extended by GM, the exchange offer will expire on the expiration date specified in the exchange offer documents which will be mailed to $1 2/3 stockholders in connection with the exchange offer. The expiration date will be at least 20 business days after the offer is commenced.

Q13. What will happen to the value of my GM $ 1 2/3 stock with this transaction?
A. We can give no assurances regarding the market price of GM $1 2/3 stock or Class H stock in the future. However, we do expect this restructuring to increase GM $1 2/3's annual earnings per share.

Q14. What happens if the exchange offer is undersubscribed  (i.e., if not enough shares of $1 2/3 common stock are tendered)?
A. If the exchange offer is undersubscribed, GM may choose to complete the offer for a lower amount.

Q15. What happens if the exchange offer is  over-subscribed  (i.e.,  if too many shares of $1 2/3 common stock are tendered)?
A. If the exchange offer is over-subscribed, all shares of $1 2/3 common stock that are validly tendered will be accepted for exchange on a pro rata basis except that tenders from persons who own fewer than 100 shares of $1 2/3 common stock, which are sometimes referred to as "odd-lots", will generally be accepted in full.

Q16. What are the tax implications of this transaction?
A. We currently expect that, for U.S. federal income tax purposes, the exchange will generally be tax-free to GM and its $1 2/3 stockholders, except that cash received in lieu of fractional shares will be taxable to the stockholder. As always, you should consult your tax advisor as to the particular tax consequences to you of your participation in the exchange offer.

Q17. How will fractional shares be handled?
A.    Fractional shares will be settled for cash.

Q18. Who are GM and Hughes bankers on the exchange offer?
A. Morgan Stanley Dean Witter will act as dealer manager for General Motors in connection with the exchange offer. Hughes will engage Salomon Smith Barney in connection with the offering.

Q19. How can I find out more information about the exchange offer?
A. GM urges holders of GM $1 2/3 Common Stock to read the Registration Statement on Form S-4, including the prospectus, regarding the exchange offer referred to herein, when it becomes available, as well as the other documents which General Motors has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. Holders of GM $1 2/3 Common Stock may obtain a free copy of the prospectus, when it becomes available, and other documents filed by General Motors at the Commission's web site at www.sec.gov or at General Motors' web site at generalmotors.com or from General Motors by directing such request in writing or by telephone to: General Motors Corporation, 767 Fifth Avenue, New York, NY 10153-0013, Attention:GM Investor Relations,
     Telephone: (212)418-6270, Facsimile:(212)418-3658. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Inquiries from the news media should be directed to GM Corporation
     Communications: 212-418-6380.

Class H

Q1. As a potential participant in GM's exchange offer, I would like to better understand Hughes strategy and investment story?
A. In mid-January 2000, Hughes announced major changes in its corporate structure and business mix designed to sharply focus the company's resources and management attention on its high-growth entertainment,
     information and business communications services businesses.   Through
     several strategic moves (e.g., sale of the satellite manufacturing operations, discontinuance of certain wireless manufacturing activities, refocus on wireless broadband opportunities, consolidation of operations along customer lines) Hughes has become a highly focused entertainment and information services and distribution company. Hughes believes that it is now in a better position to pursue its high-growth businesses.

Q2. How will this announcement impact Hughes and its ability to execute its business strategy and take advantage of the growth opportunities in the communications and entertainment industry?
A. Hughes' ability to execute its business strategy should not be affected by the transactions.

Q3. Following last month's announcement of the pending sale of the satellite manufacturing business to Boeing, will Hughes have sufficient cashflow to fund its growth initiatives or will Hughes be going into the capital markets this year to raise debt or equity?
A. Hughes expects to issue public debt sometime in the first half of 2000. This debt will replace much of the money drawn from Hughes' credit facilities last year.

Q4. What should we read into the announcement of a new outside board member by Hughes today?
A. Today's separate announcement of Bernee D. L. Strom being elected to the Hughes Board reflects that Hughes is able to attract outstanding individuals to its board who are capable of providing a valuable perspective to the running of the Hughes business.

Pension Fund and VEBA Questions

Q1.  What is GM announcing with respect to its pension plans and VEBA Trust?
A. We have announced that we currently plan to contribute about $7 billion of Class H stock to our U.S. Hourly-Rate Employees Pension Plan and the VEBA Trust for hourly represented retirees other post-employment benefits This will help to continue the fully funded status (on a SFAS 87 basis of our pension plan and will also partially fund GM's OPEB liability. As a result, we expect our annual pension and OPEB expense to be reduced.

Q2.  Why is GM contributing shares of Class H to GM's pension plan and VEBA
     Trust?
A. By contributing shares of Class H to GM's Pension Plan and VEBA Trust, GM would to some extent free up cash otherwise earmarked for benefit plan contributions and at the same time help provide for the fully funded status (on a SFAS 87 basis) of GM's Hourly Pension Plan. In addition, the VEBA contribution will help to further reduce GM's post retirement health care and life insurance liabilities. Furthermore, future appreciation of Class H stock could lower future pension and OPEB expense.

Q3. How many shares of Class H common stock will be contributed to GM's Hourly Pension Plan and VEBA Trust?
A. Although we have not determined the exact amounts, we currently expect that the contributions will likely be up to the maximum allowable ERISA limits. The exact amounts will be determined by GM immediately prior to making each of these contributions.

Q4. How will GM choose the level of contribution to its Hourly Pension Plan and VEBA Trust?
A. With respect to pension and VEBA funding, there are regulatory factors which constrain the size of a potential Class H contribution.In particular, ERISA restricts the amount of employer securities and employer real property a benefit plan can hold to no more than 10% of the fair market value of assets in the plan as measured immediately following the contribution. In addition, the plan cannot hold more than 25% of the outstanding shares of any class of employer securities, provided at least 50% of the remaining shares are independently held. These restrictions put an upper limit on the amount of Class H Stock which could be contributed.

Q5.  What is the timing of these contributions?
A. It is expected that both the Pension Plan and the VEBA Trust contributions will take place in the second quarter of 2000. We currently expect to complete the contributions following the exchange offer. We reserve the right to modify the amount or timing of the pension and VEBA Trust contributions, or not to make any contributions at all, in the event that the Board of Directors determines that such a change would be in the best interests of GM and its stockholders.

Q6. A share exchange of this size in conjunction with the large contributions of Class H stock to the Pension Plan/VEBA Trust will likely cause a supply/demand imbalance in the market and put temporary downward pressure on the Class H stock price. How will GM minimize this situation?
A. We do not believe that it would be in the best interest of the Pension Plan and/or VEBA to disrupt the market with disorderly sales of Class H stock.

Q7.  Who will manage the Class H shares for the Pension Plan and the VEBA trust?
A.   U.S. Trust.

Q8. Will there be a discount on the shares contributed to the Pension Plan / VEBA Trust?
A. Any discount will be determined by U.S. Trust on behalf of the Pension Plan and VEBA Trust. GM does not currently know what discount will be applied to the contributions to either the Pension Plan or the VEBA Trust.

Q9. What are the U.S. tax implications of the contributions to the benefit plans?
A. GM will receive a tax deduction for the pension and VEBA contributions based upon the fair-market value of the stock at the time of the contribution.

Q10. What is GM's pension funding history?
A. In 1992 through 1994, GM contributed $13.4 billion to its U.S. Hourly and Salaried Pension Plans. In 1995 through 1999, GM contributed $14.6 billion to its pension plans ($8.3 billion in cash and $6.3 billion in stock). The breakdown for 1995 through 1999 is as follows:
     ($, billions)            1995      1996     1997      1998     1999
                              ----      ----     ----      ----     ----
     Cash Contributions        4.1       0.8      1.5       1.1      0.8
     Stock contributions*      6.3
       *GM Class E stock

Q11. What is the current funded status of GM's pension liabilities?
A. As of year-end 1999, GM's total U.S. pension plans were $6.2 billion overfunded on a SFAS 87 basis.

Q12. I thought GM's Hourly Pension Plan was fully funded. Why is GM contributing additional funds to the plan?
A. The U.S. Hourly Pension Plan is $1.2 billion over funded on an SFAS-87 basis. However, federal regulatory funding requirements are not determined on a SFAS-87 basis. GM strives to fund its U.S. pension plans to such an extent that it meets minimum funding contribution requirements under ERISA, avoids PBGC variable rate premiums, and avoids deficit reduction charges. Under such criteria, GM would expect to make additional contributions to the U.S. Hourly Pension Plan in the future. Therefore, GM has decided to proceed with the proposed Class H stock contributions.

Q13. What is a VEBA Trust?
A. A VEBA Trust is one organized and operated under the rules of the Internal Revenue Code. VEBA stands for Voluntary Employees' Beneficiary Association. It is a tax-exempt trust which can be used to fund welfare benefits (not pension), including post-employment health care and insurance benefits for employees including those covered by collective bargaining agreements (i.e., union employees). These types of benefits comprise GM's OPEB liabilities. GM's VEBA Trust is for the benefit of represented hourly retirees only.

Q14. What is the benefit of a VEBA Trust?
A. A VEBA Trust is a tax-efficient way to prefund certain benefit plan liabilities because it allows tax-deductible contributions and permits trust assets to grow tax-free.

Q15. How much value does GM currently have in its VEBA Trust?
A.   About $6.3 billion at year-end 1999.

Q16. What is GM's current U.S. OPEB liability?
A. GM's U.S. OPEB liability is about $42.7 billion on a gross basis at year-end 1999.

Q17. Following this  contribution of Class H shares to GM's VEBA Trust what will be the funded status of GM's OPEB liabilities?
A. As there are no requirements to fund the VEBA Trust, there is no "funded status" per se.

Rating Agency Questions

Q1.  What is the Rating Agency reaction to these transactions?
A. We cannot predict how the rating agencies will react to these transactions. However, we expect that rating agencies will view this transaction favorably as the Class H stock contributed to the Hourly Pension Plan and VEBA will further strengthen GM's balance sheet.

Q2. How does GM's retention of an economic interest in Hughes help its credit rating?
A. GM's economic interest in Hughes should be viewed as a storehouse of value which, combined with GM's strong liquidity position, provides GM with strong financial flexibility.

Tracking Stock Questions

Q1.  What kind of security is GM Class H stock?
A.   GM Class H stock is a letter stock of General Motors.

Q2.  What is "tracking stock" or "letter stock" and how does it work?
A. A "tracking stock" (also known as letter stock) is a separate class of a company's common stock that is designed to provide holders with financial returns based on the financial performance of a group of assets or a specific business unit, division, or subsidiary. Holders of a tracking stock are stockholders of the parent company and not of the underlying business or subsidiary. The market value of the tracking stock generally reflects the economic value of the tracked business rather than that of the parent company as a whole. In the case of the GM Class H stock, the security tracks the financial performance of Hughes Electronics Corporation.

Q3.  What are the benefits to having a "tracking stock"?
A. A tracking stock can provide many benefits including: a) greater financial flexibility (i.e., ability to raise capital through a "currency" directly tied to an underlying business); b) advantages of doing business under common ownership (i.e., synergies); c) greater market recognition (which translates to better realization of value); d) increased shareholder choice (i.e., better match of investor profiles); e) advantages of accounting and tax consolidation; f) management incentives (i.e., ability to direct options and securities to employees of a specific group).

Q4.  Are there separate shareholder meetings for holders of Class H stock?
A. No. As stockholders of GM, Class H stockholders participate in the GM stockholder meetings.

Q5.  What are the voting rights for Class H stock?
A. Each holder of Class H common stock is entitled to 0.60 vote per share. Each holder of GM $1 2/3 common stock is entitled to one vote per share. The holders of GM $1 2/3 and Class H vote together on all matters, except with respect to certain special matters pertaining to each class.

Q6. How are conflicts of interest with respect to GM's dual class common stock structure resolved?
A. Under Delaware law, the GM Board owes a fiduciary duty to all holders of GM common stock and must act in the best interests of the corporation and all stockholders, regardless of class. In this regard, the GM board, principally through its Capital Stock Committee, oversees the policies, programs and practices of GM which may impact the potentially divergent interests of the two classes of GM common stock. The Capital Stock Committee is comprised entirely of independent directors of GM.

GM Employees

Q1.  Can I participate in the exchange offer?
A. Yes, you will receive additional information regarding the exchange offer by mail in connection with the commencement of the exchange offer. You will also be able to get more information about the exchange via GM's Socrates intranet site.

Q2.  What will be the impact of the transaction on my stock options?
A. This transaction should have no impact on the strike price of your stock options.


Other

Q1.  What is the EPS impact for GM $1 2/3 of the restructuring?
A. The earnings impact will ultimately depend on the GM $1 2/3 and Class H stock prices at the time of the exchange and the exchange ratio, which will not be set until immediately prior to the commencement of the exchange offer.

Q2. What will GM do with the cash saved (i.e., the cash that no longer needs to be contributed to the pension plan)?
A. GM will determine where this cash would best benefit the corporation and its shareholders.

Q3. Now that GM has effectively freed up cash through its large pension and VEBA contributions, will GM announce a new share repurchase program?
A. Although GM has no current outstanding share repurchase program, GM's board periodically reviews GM's capital requirements and various alternatives to maximize shareholder value.


                                      # # #


Use of the words anticipate, expect, should, believe, plan, intensify, overcome and similar words are associated with forward-looking statements that are inherently subject to numerous risks and uncertainties. Accordingly, there can be no assurance that the results described in such forward-looking statements will be realized. The principal risk factors that may cause actual results to differ materially from those expressed in forward-looking statements contained in this news release are described in various documents filed by GM with the U.S. Securities and Exchange Commission, including GM's Current Reports on Form 8-K dated April 12, 1999 and filed on April 15, 1999, and April 21, 1999.

   We urge holders of GM $1 2/3 Common Stock to read the Registration Statement on Form S-4, including the prospectus, regarding the exchange offer referred to above, when it becomes available, as well as the other documents which General Motors has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. Holders of GM $1 2/3 Common Stock may obtain a free copy of the prospectus, when it becomes available, and other documents filed by General Motors at the Commission's web site at at General Motors' web site at or from General Motors by directing such request in writing or by telephone to: General Motors Corporation, 767 Fifth Avenue, 14th Floor New York, New York 10153-0013, Attention: GM Investor Relations, Telephone: (212) 418-6270,
   Facsimile: (212)418-3658. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Inquiries from the news media should be directed to GM Corporation Communications: 212-418-6380.




                                     # # #

































                                     - 14 -
RESEARCH ANALYST PRESENTATION

CHART:
                RESTRUCTURING OF GM'S ECONOMIC INTEREST IN HUGHES
                                February 1, 2000

Use of the words anticipate, expect, should, believe, plan, intensify, overcome and similar words are associated with forward-looking statements that are inherently subject to numerous risks and uncertainties. Accordingly, there can be no assurance that the results described in such forward-looking statements will be realized. The principal risk factors that may cause actual results to differ materially from those expressed in forward-looking statements contained in this news release are described in various documents filed by GM with the U.S. Securities and Exchange Commission, including GM's Current Reports on Form 8-K dated April 12, 1999 and filed on April 15, 1999, and April 21, 1999.

We urge holders of GM $1 2/3 Common Stock to read the Registration Statement on Form S-4, including the prospectus, regarding the exchange offer referred to herein, when it becomes available, as well as the other documents which General Motors has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. Holders of GM $1 2/3 Common Stock may obtain a free copy of the prospectus, when it becomes available, and other documents filed by General Motors at the Commission's web site at www.sec.gov or at General Motors' web site at generalmotors.com or from General Motors by directing such request in writing or by telephone to: General Motors Corporation, 767 Fifth Avenue, New York, NY 10153-0013, Attention: GM Investor Relations, Telephone: (212)418-6270, Facsimile: (212)418-3658. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Inquiries from the news media should be directed to GM Corporation Communications:
212-418-6380.



Operator:- Call Introduction [provided by external teleconference service]

Pat Campbell:
o I'd like to direct your attention to the safe harbor language and other legends on the first page of the chart set. The content of our conference call will be governed by this language.

o This afternoon we have from GM our Vice Chairman - Harry Pearce, our CFO-Mike Losh and our Treasurer Eric Feldstein. In addition, we have Mike Smith - Chairman and CEO of Hughes to answer your questions.

o     Conference call handed over to Harry Pearce


Harry Pearce
o Thank you for joining the conference call
o This morning, the GM Board approved a plan under which GM will restructure its economic interest in Hughes. The plan was disclosed in a press release issued a little earlier today and I will ask Mike Losh to elaborate on the key aspects of the transaction. But I wanted first to take a moment to offer you our perspective on the fundamental Hughes business.
o Hughes has clearly undergone a major transformation in the past few years. It started in 1997 with the spin-off of its defense business and the transfer of Delco to Delphi.
o More recently, the Hughes' enterprise has developed into more of a "pure" communications company with:
  o The  rapid  growth  of  its  DirecTV  subscriber  base;
  o Its successful expansion of other communication service businesses;
  o And the recent agreement to sell its satellite manufacturing operations to Boeing

o So in just over 2 years, Hughes has reshaped its business from primarily a manufacturing operation in the defense, aerospace and automotive industry into one which is primarily a service-based communications company.
o As a digital entertainment  and business  communications  enterprise,
Hughes will direct its focus and its capital towards high-growth and high-margin service businesses. The prospects for Hughes earnings growth looks quite favorable as the company continues to pursue a variety of exciting initiatives. And as Hughes competes in this fast-paced communications arena, the company will certainly benefit from the two new outside members recently added to the Hughes Board of Directors who bring special knowledge and expertise to the company.
o We are encouraged by the sharp appreciation in the market value of Class H stock over the past few months (the price has actually doubled in the past 18 weeks). We believe it indicates that investors have begun to recognize the enormous potential of Hughes'high-growth/high margin business initiatives.
o In light of the transformation of Hughes' business, and in view of the extraordinary increase in the value of GM's economic interest, we have determined it would be appropriate to redeploy a large portion of GM's economic interest in Hughes.
o The transaction we announced earlier today is intended to redeploy GM's economic interest in Hughes in a way which we believe will:
      i) Generate a significant increase in GM $1 2/3 EPS and improve shareholder returns;
      ii)  Strengthen GM's capital position;
      iii) Preserve the opportunity for GM $1 2/3 shareholders to benefit from the continued Class H stock price appreciation; and
      iv)  Provide significantly increased liquidity for trading in Class H
           Stock
o With  Hughes  pursuing a number of  exciting  initiatives  in the fast  growth
highly   profitable    communications    business    including   vehicle   based
communications, I expect Class H stock holders and $1 2/3 stockholders to reap the benefit of these opportunities over time.
o Now, I'd like to turn things over to Mike to walk you through the planned transaction.

CHART:

                               RESTRUCTURING PLAN

o GM's current 68% economic interest in Hughes now valued at roughly $33 billion

o  GM plans to redeploy this capital as follows:
   o $8 billion to be used in a exchange offering of Class H stock for GM $1 2/3 stock
   o  $7 billion in Class H stock to be contributed to GM pension/VEBA plans
   o  $18 billion to be retained as economic interest in Hughes

o Transaction would reduce GM's economic interest in Hughes to 35% (on a fully diluted basis)

o  Seek to complete execution by June month-end


 Mike Losh
o     Thanks Harry.

RESTRUCTURING PLAN

o I think most of you are generally familiar with the GM-Hughes ownership structure. GM owns 100% of Hughes, but has distributed a 32% economic interest in the company to public investors in the form of Class H stock which trades on the NYSE.
o Currently the market value of GM's 68% economic interest in Hughes is worth about $33 billion.
o GM now plans to  redeploy a portion of this $33 billion of capital as follows:
  o Utilize $8 billion of Class H stock in an exchange offer for $1 2/3 stock. In other words, GM plans to use up to $8 billion of Class H stock as the currency to offer to repurchase GM $1 2/3 stock.
  o Contribute up to $7 billion of Class H stock to GM benefit plans --Split between hourly pension plan and VEBA (mostly pension).
  o Retain the ability to issue an additional $18 billion of Class H stock representing roughly a 35% economic interest (on a fully diluted basis), based on current market value of Class H stock.
o Execution of these transactions is currently expected to be completed prior to June month-end.

CHART:

                        Objectives of Restructuring Plan

o  Generate higher net income with less capital employed

o  Drive GM $1 2/3 EPS higher

o  Strengthen GM's liquidity and credit position

o Retain an indirect interest for GM $1 2/3 stockholders in the future growth of Hughes

o  Significantly improve liquidity of Class H stock


 OBJECTIVES OF RESTRUCTURING PLAN
o The objectives of the restructuring plan are as follows:
o To generate higher net income with less capital employed;
o To drive GM $1 2/3 EPS sharply higher by reducing the number of outstanding shares;
o To  strengthen  GM's  liquidity and credit  position;
o To retain an indirect interest for GM $1 2/3 stockholders in the future growth of Hughes including synergies as in-vehicle communications becomes an important business; and
o To significantly improve liquidity of Class H stock.

EXCHANGE OF CLASS H FOR GM $1 2/3
o So, the two principal components of the transaction are:
i) The Share Exchange -- GM's offer to repurchase $1 2/3 stock using Class H as the currency;
ii) The contribution of GM's Class H Stock to its benefits plans

o Let's talk first about the exchange transaction

o GM plans to utilize up to $8 billion of newly issued shares of Class H stock to repurchase GM $1 2/3 stock

o This stock repurchase would be executed as a single exchange transaction o GM would offer up to $8 billion of Class H stock to GM $1 2/3 shareholders who voluntarily elect to exchange their GM $1 2/3 stock for Class H shares at a specified exchange ratio to be set immediately prior to the commencement of the exchange offer

o Our plan is to complete this $8 billion share exchange transaction by mid-year

o So, for purposes of your EPS projections, we expect that, assuming completion of the exchange offer, GM's $1 2/3 share base will be significantly lower by the end of the second quarter

o Note that this exchange will come on the back of about $9 billion of GM $1 2/3 share repurchase activity where GM reduced the shares outstanding by 18% since 1997

o This transaction will bring GM's aggregate stock buyback activity over the past 3 1/2 years to about $17 billion


BENEFIT PLAN CONTRIBUTION

o Now let me explain the funding of our benefit plans using newly issued shares of GM Class H Stock

o GM expects to contribute up to $7 billion of its Class H stock to its hourly pension plan and VEBA trust.

o The execution is fairly straightforward:
  o The magnitude of these Class H stock contributions to the benefit plans are in line with IRS , PBGC and DOL guidelines;
  o  Thus, no special government exemptions or rulings will be required.

o There will be special trustees engaged to manage this large Class H asset over the coming years in a manner that will serve the best interests of the pension and VEBA plans.

o The Trustees will manage the Class H stock subject to a "registration rights" agreement which will help ensure that the Class H stock in the pension/VEBA is sold in an orderly fashion over the next several years.

o This is essentially what we did with EDS and a Pension Trustee in 1995 when we made the $6.3 billion Class E stock contribution to the pension fund.

o The Class E stock contribution to the pension is still managed today by the Pension Trustee. It has worked very successfully for GM, for EDS, and for the pension plan.

o     We  are   confident   we  can  execute  this   pension/VEBA   contribution
      successfully as well with all the appropriate provisions to ensure that the Class H stock is sold over an extended period in an orderly manner.

o We anticipate that the Class H stock contributions will be made in the Q2 timeframe.

GM $ 1 2/3 EARNINGS IMPACT
o The overall transaction is expected be significantly accretive to GM $1 2/3 earnings per share

o Three major EPS drivers.  These are as follows:

      i) The use of the planned $8 billion of Class H stock to repurchase GM's $1 2/3 stock (via the exchange offer) will sharply reduce the number of GM $1 2/3 shares outstanding and will drive EPS higher;

      ii) The planned $7 billion contribution to GM's pension/VEBA plans will also provide a material uplift to net income;

      o Market value of Class H stock --- once contributed to GM benefit plans --- is expected to generate income each year at GM's expected pension/VEBA asset return rate of 10% pre-tax
      o Will reduce GM's pension and OPEB expense; will improve operating margins; will increase net income and earnings per share

      iii) A Lower portion of Hughes' current net losses will be consolidated into the earnings for $1 2/3 stock

Improved GM Liquidity Cashflow

o Transaction expected to improve GM's liquidity and cash flow

o By utilizing Class H stock to fund pension/VEBA, GM will free up cash otherwise currently earmarked for such benefit contributions in 2000-2001

    o     Transaction, therefore, will boost GM cash position

o Planned $7 billion contributions to benefit plans over the coming months will accelerate reduction of GM's debt-like pension/OPEB obligations

    o     This will likely further strengthen GM's capital position

o Planned contributions will place GM's pension plan in a well-funded position

    o Hence, no further significant pension contributions are expected for the foreseeable future

o Finally, the planned $7 billion contribution to benefit plans are very tax efficient
  o There is no taxable gain to GM upon the disposition of the Class H stock when the pension/VEBA contributions are made
  o The contributions are tax deductible
  o This will significantly increase cash flow


o
CHART:

                         Rationale of Restructuring Plan
                          (Benefit Plans Contributions)

o  Class H stock contribution to certain GM benefit plans

   -  DOL regulations limit funding of benefit plans with employer securities

      o Planned $7 billion contributions to pension/VEBA near DOL "ceiling"

   - Planned $7 billion funding of benefit plans also in line with capital planning objectives


o The market value of GM's retained economic interest in Hughes which will be for the benefit of the GM $1 2/3 shareholders will amount to about $18 billion, based on the current market price of Class H stock.

o This retained amount is simply a function of: (i) GM's current $33 billion stake in Hughes; less (ii) the about $15 billion of H stock we plan to utilize for pension/VEBA contributions and the exchange offer. So, to explain why GM is retaining an $18 billion interest in Hughes, let me give you a sense of how we determined the size of the benefit plan contributions and the size of the exchange offer.

o  Pension/VEBA Contributions:  The planned $7 billion of contribution to the GM
   --------------------------
   benefit plans is close to the maximum amount allowed by the DOL. In short the DOL has specific limits governing the funding of such benefit plans with "employer securities" (like Class H stock). At $7 billion, GM's planned pension/VEBA contribution would approach this limit. The $7 billion funding amount is also generally consistent with what GM was planning to contribute to these benefit plans in the normal course over the next several years - in other words, this is the desired amount of pension/VEBA funding from a capital planning point of view. The contributions to the benefit plans are merely being front-loaded (with H stock funding) which will accelerate the reduction of pension/OPEB liabilities and strengthen GM's capital position.

o So, on the basis of DOL guidelines and on the basis of our capital planning objectives, the size of the H stock contribution to benefit plans is expected to be $7 billion.











                                     - 21 -
o

CHART:

                         Rationale of Restructuring Plan
                                (Exchange Offer)

o Offer to use about $8 billion of Class H stock as a currency to repurchase $1 2/3 stock

   -  Transaction size established with objective of striking a balance between:
      (i) maximizing value of GM $1 2/3 stock; and
      (ii) maximizing value of Class H stock

o Transaction size much above $8 billion could have adverse impact on Class H shares

   - Would be detrimental to GM $1 2/3 given GM's large retained economic interest in Hughes



o Exchange Offer: By offering to use up to $8 billion of Class H stock to repurchase GM $1 2/3 stock, GM is seeking to effectively return $8 billion of capital to its $1 2/3 shareholders. In this effort to return capital to shareholders, we have deliberately structured this transaction in the form of a GM $1 2/3 stock repurchase offer using Class H as the currency. And let me make it clear that we have deliberately not structured the deal as a Class H stock dividend distribution. We prefer to return capital in the form of an exchange of Class H stock for $1 2/3 stock for several reasons:

   o First, the voluntary nature of the exchange will place most of the $8 billion of H stock into "natural" GMH investors' hands. This will minimize the "churn" of H stock following execution of the transaction.

   o Second, as many of you have observed, we note that the implicit P/E ratio of GM's auto business is extremely low. By utilizing H stock as the currency to offer to repurchase GM $1 2/3 stock, we will generate significant EPS accretion to GM $1 2/3 earnings per share.

o Given that this transaction is likely to be accretive to GM $1 2/3 EPS, we are obviously inclined to execute this deal in "large size." At the same time, we also want to strike a balance between: (i) maximizing GM $1 2/3 stock value; and (ii) maximizing Class H value. From the perspective of the GM $1 2/3 shareholders, we would not want to execute a deal that would materially depress the value of H stock since GM will remain, by far, the largest economic owner of Hughes - holding an $18 billion economic interest in Hughes for the benefit of the $1 2/3 shareholders.

o Therefore, we determined it would be optimal to conduct the H stock/GM stock share exchange for up to $8 billion because: (i) it might be difficult for the market to absorb more than $8 billion of H stock at one time without a material adverse impact on the market price of H stock and (ii) it would be difficult to induce GM shareholders to exchange more than $8 billion of their $1 2/3 stock without offering an inappropriately large discount on the H stock--(which would also likely have the effect of depressing the H stock value).

o What we concluded is that the share exchange offer for up to $8 billion strikes the appropriate balance between maximizing GM $1 2/3 EPS accretion without depressing the value which the GM $1 2/3 shareholders will retain in Hughes through GM's retained economic interest.







                                     - 22 -
o

CHART:

                    CAPITAL RETURN TO GM 1 2/3 SHAREHOLDERS


        [GRAPHIC SHOWING THE FOLLOWING:

        1997 HUGHES TRANSACTIONS-- $7.8 BILLION:

             --SPECIAL DISTRIBUTIONS $2.5 BILLION
             --STOCK REPURCHASE $3.8 BILLION
             -- DIVIDENDS $1.5 BILLION

        1998 -- $3.9 BILLION:
             -- STOCK REPURCHASE $2.6 BILLION
             -- DIVIDENDS $1.3 BILLION

        1999 DELPHI SPIN-OFF-- $13.2 BILLION:

             -- SPECIAL DISTRIBUTIONS $9.3 BILLION
             -- STOCK REPURCHASE $2.6 BILLION
             -- DIVIDENDS:  $1.3 BILLION

        YTD 2000 CLASS H EXCHANGE OFFER-- $8.3 BILLION*:

             -- SPECIAL DISTRIBUTIONS $8.0 BILLION
             -- DIVIDENDS: $0.3 BILLION

        REPORTED
             CNI
                  1997: $6.7 BILLION
                  1998: $3.0 BILLION
                  1999: $6.0 BILLION
        * YEAR 2000 DIVIDENDS FOR THE REMAINDER OF 2000 ARE NOT SHOWN]


o Finally, with respect to GM's retained economic interest in Hughes, I want to make GM's intention very clear:

      "Currently, we have no plans to separate Hughes from GM, whether by means of a spin-off, split-off or any other transaction. We like Hughes' growth opportunities and communications synergies involving Hughes' capabilities and our vehicles. With respect to GM's retained $18 billion economic interest in Hughes, we have no current plans to monetize or distribute this value. However, we will continue to evaluate on a regular basis what Hughes ownership structure would be optimal for the two companies and GM's stockholders, and GM retains the flexibility to conduct alternative Hughes restructuring transactions in the future."

o What you should take away from today's announced restructuring plan is that GM has the willingness and the ability to utilize its Class H Stock - at the appropriate time and in the appropriate manner - in a way that is highly earnings accretive to the $1 2/3 stockholders. Said another way, GM has the wherewithal to redeploy its interest in Hughes in a manner that converts the significant market value of its holdings into significant incremental earnings.

o I think the transactions we are pursuing also demonstrates just how versatile this Class H Stock currency really is. Sometime in the future, if and when we find it prudent, we could use Class H Stock as a currency for an additional GM $1 2/3 stock buyback program; we could use it as a currency for an acquisition; or we could monetize our Class H Stock to raise cash proceeds in a tax-efficient manner.

o While we currently have no such plans to utilize Class H Stock, we can assure you that we will continue to manage this economic stake in Hughes in an effort to serve the long-term best interests of the company. And I can further assure you that it is our objective to deploy this value over time in a way that will enable GM $1 2/3 stockholders to realize maximum long-term value.

o The transactions which we rolled out today is consistent with our over-riding shareholder value objective to "do more with less"; that is to generate higher income with less capital employed. We will continue to strive to meet this objective. But, as GM's chairman Jack Smith often advises, "I'd like you to focus on our deeds and not just our words." Our "deeds" - i.e., our track record
- in this area, speaks for itself and I call your attention to Chart 5.

o In the 3-year period from 1997 through 1999, GM remitted dividends and executed stock repurchases which amounted to $13.1 billion in aggregate. Over and above these large capital distributions to shareholders, GM also:

o 1)distributed $2.5 billion in 1997 with the spin-off of the Hughes defense electronics business;

2)and distributed another $9.3 billion in 1999 with the spin-off of GM's interest in Delphi.

o Overall, GM has distributed about $25 billion to shareholders from 1997 through 1999 while, over the same period, GM generated significant earnings. With our plan now to use Class H Stock to fund pension/OPEB obligations and repurchase an additional $8 billion of GM $1 2/3 stock, we are underscoring our commitment to continue "to do more with less"... to continue to improve net income while utilizing less shareholder capital. In our view, this is a great formula for delivering superior returns to GM stockholders.

Harry Pearce:

o Thanks for joining us at relatively short notice. As you're aware, the GM Board has approved a plan under which GM will restructure its economic interest in Hughes. The plan was disclosed in a press release issued earlier today, which I trust you've had a chance to review. I'm going to ask Mike Losh to elaborate on the key aspects of the transaction in just a minute. But I wanted first to take a moment to offer you our perspective on the fundamental Hughes business.
o  Hughes has clearly undergone a major transformation in the past few years.
o Since 1997, Hughes has reshaped its business from primarily a manufacturing operation in the defense, aerospace and automotive industry into one which is primarily a service-based digital entertainment and business communications company. You see this in:
    o The rapid growth of its DirecTV subscriber base;
    o Its successful expansion of other communication  service businesses;
    o And the recent agreement to sell its satellite manufacturing operations to Boeing
o  As a communications  enterprise, Hughes will direct its focus and its capital toward high-growth and high-margin service businesses. The prospects for Hughes' earnings growth looks quite favorable as the company  continues to pursue a variety of exciting  initiatives.  And, as Hughes competes in this fast-paced communications  arena,  the company will  certainly  benefit from the two new outside  members recently added to the Hughes Board of Directors who bring special knowledge to the company.
o  Investors  have  begun  to  recognize  the  enormous   potential  of  Hughes'
   high-growth/high margin business initiatives, which accounts for the sharp appreciation in the H stock price in recent months.
o In light of the transformation of Hughes' business, and in view of the extraordinary increase in the value of GM's economic interest, we have determined it would be appropriate to redeploy a large portion of GM's economic interest in Hughes.
o I expect GM stockholders to continue to reap the benefit of these opportunities over time.
o Now, I'd like to turn things over to Mike to walk you through the planned transaction.

Mike Losh:

o GM owns 100% of Hughes assets, but has previously distributed a 32% economic interest in the company to public investors in the form of Class H stock which trades on the NYSE.
o Currently the market value of GM's 68% economic interest in Hughes is worth about $34 billion.
o  GM now plans to redeploy a portion of this $34 billion of capital as follows:
   o Utilize $8 billion of Class H stock in a voluntary exchange offer for $1 2/3 stock.

      In other words, GM will use its Class H stock as the currency to offer to repurchase up to $8 billion of GM $1 2/3 stock in a single transaction.
   o Contribute up to $7 billion of Class H stock to GM benefit plans --Split between hourly pension plan and VEBA trust (mostly pension).
   o No special government exemptions or rulings will be required for these contributions.
   o Retain the ability to issue an additional $18 billion of Class H stock representing roughly a 35 percent economic interest (on a fully diluted basis),based on current market value of Class H stock.
   o Execution of these transactions are currently expected to be completed prior to June month-end.
   o  The objectives of the restructuring plan are as follows:
   o  To generate higher net income with less capital employed.
   o To drive GM $1 2/3 EPS higher by reducing the number of outstanding shares; and by reducing pension and other post-retirement expenses.
   o To strengthen GM's liquidity and credit position by utilizing Class H stock to fund benefit plans instead of cash earmarked for such benefit plans in 2000-2001.
   o To retain an indirect interest for GM $1 2/3 stockholders in the future growth of Hughes including synergies as in vehicle communications becomes an important business.
   o To significantly improve liquidity of Class H stock, which should benefit the trading of Class H stock over time without diluting the earnings per share attributable to Class H stock.
o We have no current plans or intention to separate Hughes from GM, whether by means of a spin-off, split-off or any other transaction. We like Hughes'
   growth opportunities and communications synergies involving Hughes' capabilities and our vehicles.
o However, GM retains the flexibility to use the economic interest that it retains in Hughes in a variety of ways, including as a currency for additional GM $1-2/3 stock repurchases, acquisitions, benefit plan contributions, to raise cash proceeds in a tax-efficient manner, or to implement further corporate restructurings.
o What you should take away from today's announcement is that GM is willing and able to use its Class H stock -- at the appropriate time and in the appropriate manner -- in a way that is beneficial to stockholders. The transactions we are pursuing demonstrate just how versatile our Class H stock is.
o The actions we announced today continue our strong track record of shareholder-value initiatives:
o From 1997 through 1999, GM remitted dividends and executed stock repurchases amounting to $13 billion.
   o Over and above these large capital distributions to stockholders, GM also distributed $2.5 billion in the 1997 spin-off of the Hughes Defense business, and distributed another $9.3 billion with the spin-off of GM'.
o Overall, GM has distributed about $25 billion to shareholders from 1997 through 1999, while at the same time generating significant earnings.

   Now, we'd like to take your questions.

CHART:

                    CAPITAL RETURN TO GM 1 2/3 SHAREHOLDERS


        [GRAPHIC SHOWING THE FOLLOWING:

        1997 HUGHES TRANSACTIONS-- $7.8 BILLION:

             --SPECIAL DISTRIBUTIONS $2.5 BILLION
             --STOCK REPURCHASE $3.8 BILLION
             -- DIVIDENDS $1.5 BILLION

        1998 -- $3.9 BILLION:
             -- STOCK REPURCHASE $2.6 BILLION
             -- DIVIDENDS $1.3 BILLION

        1999  DELPHI SPIN-OFF-- $13.2 BILLION:

             -- SPECIAL DISTRIBUTIONS $9.3 BILLION
             -- STOCK REPURCHASE $2.6 BILLION
             -- DIVIDENDS:  $1.3 BILLION

        YTD 2000 CLASS H EXCHANGE OFFER-- $8.3 BILLION*:

             -- SPECIAL DISTRIBUTIONS $8.0 BILLION
             -- DIVIDENDS: $0.3 BILLION

        REPORTED
             CNI
                  1997: $6.7 BILLION
                  1998: $3.0 BILLION
                  1999: $6.0 BILLION
        * YEAR 2000 DIVIDENDS FOR THE REMAINDER OF 2000 ARE NOT SHOWN]


                               SHAREHOLDER RETURN

   GM has a strong and consistent track record of finding ways to return value to shareholders. In addition to paying cash dividends, GM has repurchased approximately $9 billion of GM $1-2/3 common stock since 1997 and distributed approximately $12 billion of value to its shareholders as part of the spin-offs of the Hughes defense business and the Delphi business.

   We urge holders of GM $1-2/3 common stock to read the Registration Statement on Form S-4, including the prospectus, regarding the exchange offer referred to in connection with this communication, when it becomes available, as well as the other documents which General Motors has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. Holders of GM $1-2/3 common stock may obtain a free copy of the prospectus, when it becomes available, and other documents filed by General Motors at the Commission's web site at at General Motors' web site at or from General Motors by directing such request in writing or by telephone to: General Motors Corporation, 100 Renaissance Center, Detroit, Michigan 48243-7301, [Attention: GM Investor Relations, Telephone: (212) 418-6270, Facsimile: (212)418-3658.] This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Inquiries from the news media should be directed to GM Corporation Communications: 212-418-6380.





                                     # # #

FACT SHEET

                                   FACT SHEET
    RESTRUCTURING OF GENERAL MOTORS' ECONOMIC INTEREST IN HUGHES ELECTRONICS

o GM's $1-2/3 par value common stockholders will have an opportunity to exchange their $1-2/3 shares for up to $8 billion worth of GM Class H stock at a specified per share exchange ratio which GM will establish at a later date.
o This exchange is currently expected to significantly reduce the number of shares of GM $1-2/3 common stock outstanding and substantially increase earnings per share.
o The exchange ratio will be determined immediately prior to commencement of the offer, which is currently expected to occur in the second quarter of this year.
o A registration statement describing the terms and conditions of the proposed exchange offer will be filed shortly with the Securities and Exchange Commission (SEC).
o GM also plans to contribute up to $7 billion of Class H stock to its U.S. Hourly-Rate Employees Pension Plan and its VEBA trust, which GM previously established to provide funding for the corporation's obligations for other post-retirement employee benefits for its U.S. hourly retirees.
o These contributions are not subject to any regulatory approvals. The pension plan contribution will help ensure the fully funded status of GM's U.S. pension plans on a SFAS-87 basis for the foreseeable future.
o The actions monetize about $15 billion of Hughes value. At the same time, GM is improving its financial flexibility to pursue business and growth initiatives in its other business segments.
o Upon completion of the exchange offer and the contributions to the benefit plans, GM will retain approximately a 35 percent, or $18 billion, economic interest in Hughes (based on 1/31/00 closing Class H stock price).
o GM will continue to have direct access to the opportunities for strategic synergies with Hughes' rapidly growing communications services businesses since it will continue to hold 100% of Hughes' assets.
o Hughes has redefined itself as a premier provider of digital entertainment and business communications services, which strengthens its ability to contribute to GM's strategy to grow its downstream service-oriented businesses.
o The issuance of $15 billion additional GM Class H shares in connection with these transactions should substantially increase the liquidity of GM Class H stock.
o The proposed actions will not have any dilutive effect on the earnings per share attributable to the outstanding GM Class H stock.
o The proposed exchange offer, assuming that it is fully subscribed, will bring the amount GM $1-2/3 common stock repurchased by GM since 1997 to about $17 billion.
o In addition, GM has distributed about $12 billion of value to its shareholders as part of the 1997 spin-off of the Hughes defense business and the 1999 spin-off of Delphi.

      We urge  holders  of GM  $1-2/3  common  stock  to read  the  Registration
Statement on Form S-4, including the prospectus, regarding the exchange offer referred to above, when it becomes available, as well as the other documents which General Motors has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. Holders of GM $1-2/3 common stock may obtain a free copy of the prospectus, when it becomes available, and other documents filed by General Motors at the Commission's web site at at General Motors' web site at or from General Motors by directing such request in writing or by telephone to: General Motors Corporation, 100 Renaissance Center, Detroit, Michigan 48243-7301, [Attention:
GM Investor Relations, Telephone: (212) 418-6270, Facsimile: (212) 418-3658.] This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Inquiries from the news media should be directed to GM Corporation Communications:
212-418-6380.

                                      # # #

FACT SHEET
                               HISTORIC FACT SHEET
                               HUGHES ELECTRONICS


1985 - In June 1985 the Howard Hughes Medical Institute accepted an offer to sell Hughes Aircraft Company to General Motors for $5.2 billion. The
      GM-Hughes Electronics Corporation was established as a wholly owned subsidiary of GM.

1987 - Expanding its role as an end-to-end telecommunications provider, Hughes acquired M/A-COM Telecommunications in 1987. The company was renamed Hughes Network Systems.

1992 - Hughes completed the purchase of General Dynamic's missile operations, forming Hughes Missile Systems Company, a subsidiary.

1994 - History was made in 1994 when 20 retail locations in Jackson, Mississippi, began selling set-top boxes capable of receiving the DIRECTV(R) direct-to-home satellite service. DIRECTV, Inc. was the first to offer digital television through a small (18-inch) dish, which became the most successful product rollout in U.S. consumer electronics history.

      Also  in  1994,  Hughes  Network  Systems  announced  DirecPC(R),   a  new
      information   delivery   service  for  personal   computers   for  faster,
      cost-efficient transmission.

1995  -  GMHE  changed  its  name  to  Hughes  Electronics,   and  DIRECTV  went
      international with Galaxy Latin America and DIRECTV Japan.

1997 - On January 16th GM, Hughes and Raytheon announced their plan to: 1) spin off Hughes Aircraft Company from Hughes Electronics and merge it with Raytheon; 2) transfer Delco Electronics from Hughes Electronics to GM's Delphi Automotive Systems; and 3) recapitalize GM's Class H common stock - creating a new tracking stock linked to the performance of Hughes Electronics' telecommunications and space business.

      Hughes and PanAmSat completed the merger of their respective satellite service operations into a new publicly-held company, which retained the name PanAmSat Corporation. Hughes contributed its Galaxy(R) satellite services business in exchange for a 71.5 percent interest in the new company.

1998 - In May, Hughes purchased an additional 9.5 percent in PanAmSat, increasing Hughes' ownership to 81 percent.

      Hughes signed a merger agreement with USSB to acquire its business and assets, further strengthening DIRECTV's position as the nation's largest DBS television service.

1999 - In March, Hughes announced that it will invest $1.4 billion in its Spaceway broadband satellite system. Beginning in 2003, Spaceway will provide affordable, high-bandwidth and high-speed communications for broadband and multimedia applications.

      In  April,  Hughes  announced  completion  of its  acquisitions  involving
      PRIMESTAR, Inc., which included its 2.3 million-subscriber PRIMESTAR medium-power DBS business as well as two high-power Tempo satellites. PRIMESTAR received approximately $1.32 billion for the medium-power DBS business, comprised of approximately 4,871,000 shares of General Motors Class H (GMH) common stock and $1.1 billion cash. Hughes also paid $500 million cash for the Tempo high-power satellite assets.

      In June, America Online, Inc. and Hughes Electronics announced a strategic alliance to develop and market uniquely integrated digital entertainment and Internet services nationwide in the U.S. America Online made a strategic investment of $1.5 billion in the new venture through the purchase of convertible preference stock from GM.

2000 - In January, Hughes announced actions to focus on high-growth service businesses: Boeing will acquire the Hughes satellite systems businesses in an all-cash transaction of $3.75 billion; Hughes Network Systems will focus on its leading broadband point-to-multipoint product line and discontinue its mobile cellular and narrowband local loop product lines; and Hughes formed two new sectors to consolidate all operations of the company in alignment with its customer focus - individual consumers and enterprise customers.

We urge holders of GM $1-2/3 common stock to read the Registration Statement on Form S-4, including the prospectus, regarding the exchange offer referred to in connection with this communication, when it becomes available, as well as the other documents which General Motors has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. Holders of GM $1-2/3 common stock may obtain a free copy of the prospectus, when it becomes available, and other documents filed by General Motors at the Commission's web site at at General Motors' web site at or from General Motors by directing such request in writing or by telephone to: General Motors Corporation, 100 Renaissance Center, Detroit, Michigan 48243-7301,
[Attention:  GM  Investor  Relations,   Telephone:  (212)  418-6270,  Facsimile:
(212)418-3658.] This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Inquiries from the news media should be directed to GM Corporation Communications:
212-418-6380.

                                      # # #



































                                     - 30 -
PRESS RELEASE

      HUGHES' AGGRESSIVE GROWTH STRATEGY UNAFFECTED BY GM STOCK TRANSACTION

  Chairman Michael T. Smith Says Company Will Continue Its Focus on Delivery of
                               Business Objectives


      EL SEGUNDO, Calif., Feb. 1, 2000 - The announcement today by General Motors Corp. that GM will restructure its economic interest in Hughes Electronics Corporation will have no impact on Hughes' current business plans, or on its strategy to be the world leader in digital entertainment and business communication services, according to Hughes Chairman and CEO Michael T. Smith. The announced actions by GM would, however, provide the flexibility to use the economic interest that it retains in Hughes in a variety of ways, including as a currency for additional GM $1-2/3 stock repurchases, acquisitions, benefit plan contributions, to raise cash proceeds in a tax-efficient manner, or to implement further corporate restructuring, Smith noted.

   Smith, who on January 13 announced the sale of Hughes' satellite manufacturing operations and a restructuring of the company into two sectors focused on its consumer and business customer groups, emphasized that Hughes' strategy would focus on fueling the growth of its entertainment and business communication service businesses, and on the successful convergence of technologies for both the consumer and business markets.

      "We are focused entirely on the execution and delivery of our business plans," said Smith. "We believe we can deliver revenue growth in excess of 20 percent, while accelerating our EBITDA performance." EBITDA (earnings before interest, taxes, depreciation and amortization) is the key measurement used by financial analysts to evaluate the performance of entertainment and communications companies investing heavily in high-growth business activities.

      "Also, we are concentrating on the convergence of entertainment, data, voice, internet, and other communications on a variety of platforms, including television, desktop computers, mobile telephones, automobiles, airplanes, and others," said Smith.

      "We believe the combination of delivering on our commitments and long-term investment will support great value for our shareholders," said Smith.

      The year 2000 holds many significant milestones for Hughes. Content enhancements of its DIRECTV(R) service, combined with the continuous addition of local channels in major television markets, have resulted in greater demand for DIRECTV, which is expecting a record year in subscriber growth. Partnerships with Wink and TiVo, which add interactive capabilities to DIRECTV service, will premiere by mid-year. Also, as part of its previously announced agreement with America Online (AOL), Hughes and AOL will jointly launch a digital interactive service, "AOL Plus by DirecPC," this year. Later, as part of the same agreement, its DIRECTV unit will launch AOL TV, a new content-rich interactive service on the television platform.

      Hughes also plans to launch a total of five new satellites for its 81 percent-owned satellite communication services unit, PanAmSat. It will increase its production of DIRECTV set top boxes to meet the growing demands of DIRECTV customers. Its Latin American DIRECTV partnership, Galaxy Latin America, will focus on maintaining strong double digit growth in the key consumer markets of Brazil, Argentina and Mexico. And Hughes Network Systems continues to maintain more than a 50 percent market share in satellite based business-to-business private network communications, while at the same time investing in the development and deployment of its two-way, broadband Spaceway(TM) system in 2003.

     Hughes Electronics is a unit of General Motors Corporation. The earnings of Hughes are used to calculate the earnings per share attributable to the General Motors Class H common stock (NYSE:GMH)

      NOTE: Hughes Electronics Corporation believes that certain statements in this press release may constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. When used in this press release, the words "estimate," "plan," "project," "anticipate," "expect," "intend," "outlook," "believe," and other similar expressions are intended to identify forward-looking statements and information. Actual results of Hughes may differ materially from anticipated results as a result of certain risks and uncertainties, which include but are not limited to those associated with: economic conditions; demand for products and services, and market acceptance; government action; local political or economic developments in or affecting countries where we have international operations; our ability to obtain export licenses; competition; our ability to achieve cost reductions; technological risks; our ability to address the year 2000 issue; interruptions to production attributable to causes outside our control; limitations on access to distribution channels; the success and timelines of satellite launches; the in-orbit performance of satellites; the ability of our customers to obtain financing; and our ability to access capital to maintain our financial flexibility. Hughes cautions that these important factors are not exclusive.

We urge holders of GM $1-2/3 common stock to read the Registration Statement on Form S-4, including the prospectus, regarding the exchange offer referred to above, when it becomes available, as well as the other documents which General Motors has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. Holders of GM $1-2/3 common stock may obtain a free copy of the prospectus, when it becomes available, and other documents filed by General Motors at the Commission's web site at at General Motors' web site at or from General Motors by directing such request in writing or by telephone to: General Motors Corporation, 100
Renaissance Center, Detroit, Michigan 48243-7301, [Attention: GM Investor Relations, Telephone: (212) 418-6270, Facsimile: (212)418-3658.] This
communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Inquiries from the news media should be directed to GM Corporation Communications:
212-418-6380.

                                      # # #

PRESS RELEASE

                     INTERNET EXECUTIVE BERNEE STROM ELECTED
                           TO HUGHES ELECTRONICS BOARD

      EL SEGUNDO, Calif., Feb. 1, 2000 - Bernee D.L. Strom, president of InfoSpace.com Ventures, LLC and former chief executive officer of Priceline.com, has been elected to the board of directors of Hughes Electronics Corporation. Strom's appointment is the continuation of Hughes' strategy to broaden the expertise of its board by adding independent members with knowledge and experience directly related to Hughes' future markets and growth opportunities.

      "Bernee Strom brings a wealth of information on managing Internet content and e-commerce to Hughes at a time when Hughes is focusing its resources on the growth of its services businesses," said Michael T. Smith, chairman and chief executive officer of Hughes. "Hughes is the world's leading provider of digital entertainment and information, and Bernee's insight into the rapidly growing Internet market will be valued as Hughes rolls out the interactive DIRECTV(R) and consumer DirecPC(R) products it is introducing with America Online, and develops future broadband opportunities."

      Strom was elected to the board on Monday, bringing the membership to nine. The board includes one member of Hughes management, three members of General Motors management, three members who are also outside GM directors, and two independent, non-affiliated members.

      Hughes in October elected Alfred C. Sikes, president of Hearst Interactive Media and former chairman of the Federal Communications Commission (FCC), to its board.

      Ms. Strom, 51, was named president of InfoSpace.com Ventures in January after having served as president and chief operating officer of InfoSpace.com, Inc. since November 1998. She remains a member of the board of directors of InfoSpace.com, a leading global provider of infrastructure services for Web sites, merchants and wireless devices.

      Ms. Strom from July 1997 to December 1998 served on the board of directors of Walker Digital, an intellectual property studio that invents, patents and licenses processes, systems and technologies that leverage larger existing marketing systems. She served as the founding CEO of Walker Digital's first spin-out Internet commerce company, Priceline.com.

      Prior to joining Walker, Ms. Strom was president and CEO of U.S.A. Digital Radio, which is developing a technology to serve as a worldwide standard for AM and FM digital radio broadcasting. She also is a founder and shareholder, and was a principal, of the Gemstar International Group Ltd., which invented the VCR Plus+ Instant Programmer. Ms. Strom was responsible for developing and implementing the business strategy and marketing for the products worldwide.

      Ms. Strom was founder, president and CEO of MBS Technologies, Inc., a computer software company that published the FileRunner program, and served as chairman of Quantum Development Corporation, a software company specializing in business analysis and optimization applications.

      Since 1990, Ms. Strom has served as managing partner of the Strom Group, an investment, management consulting and business advisory firm that specializes in the startup of new firms, especially in high technology.

      A graduate of New York University with a bachelor's degree, summa cum laude, in mathematics and history, Ms. Strom also earned a master's degree in mathematics and mathematics education from New York University, and received an MBA with highest honors in finance from the Anderson School at the University of California, Los Angeles.

      Ms. Strom, who served as a former senior executive at the Los Angeles Herald Examiner and a senior management consultant at Deloitte, Haskins & Sells, is on the boards of directors of Polaroid Corporation, InfoSpace.com and ImageX.com.

      She is on the board of advisors of the J.L. Kellogg Graduate School of Management of Northwestern University, and is a trustee of the National Public Radio Foundation.

      Hughes Electronics is a unit of General Motors Corporation. The earnings of Hughes are used to calculate the earnings per share attributable to the General Motors Class H common stock (NYSE:GMH).

                                      # # #







































                                     - 34 -
PRESS RELEASE

International Newsline:


                     GM Will Offer To Repurchase GM $1-2/3 Stock in Exchange for $8 Billion of Class H Stock
             And Make $7 Billion in Stock Contributions to Benefit Plans

The General Motors Board of Directors today authorized a broad restructuring of GM's economic interest in its Hughes Electronics subsidiary, while maintaining 100% ownership of Hughes. The two transactions continue GM's efforts to deliver significant value to shareholders and further strengthen the company's financial position:

1)    Exchange offer to be made

   GM will offer holders of GM $1-2/3 common stock an opportunity to voluntarily exchange some or all of their $1-2/3 shares in exchange for up to a total of approximately $8 billion of GM Class H stock, a GM stock that tracks the financial performance of Hughes. The ratio of Class H shares that a $1-2/3 shareholder would receive in the exchange will be determined at a later date.

   All General Motors employees who hold GM $1-2/3 common stock through an S-SPP or PSP plan will receive complete information regarding the exchange offer, including instructions regarding participation, by mail. This transaction will not have any effect on employee stock options.

2)    Contribution to benefit plans

   GM intends to contribute up to $7 billion of Class H stock to its benefit plans in the second quarter of 2000. These contributions will also serve to reduce GM's annual pension and other related expenses, which strengthens the company's overall financial position.

"GM has a strong and consistent  track record of finding ways to return value to
shareholders,   and  that  record  is  being  extended  through  these  proposed transactions," said GM Chairman and Chief Executive Office Jack Smith.

      We urge  holders  of GM  $1-2/3  common  stock  to read  the  Registration
Statement on Form S-4, including the prospectus, regarding the exchange offer referred to above, when it becomes available, as well as the other documents which General Motors has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. Holders of GM $1-2/3 common stock may obtain a free copy of the prospectus, when it becomes available, and other documents filed by General Motors at the Commission's web site at at General Motors' web site at or from General Motors by directing such request in writing or by telephone to: General Motors Corporation, 100 Renaissance Center, Detroit, Michigan 48243-7301, [Attention:
GM Investor Relations, Telephone: (212) 418-6270, Facsimile: (212)418-3658.] This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Inquiries from the news media should be directed to GM Corporation Communications:
212-418-6380.


                                     # # #

                        General Motors Board of Directors
                                 (as of 1-28-00)


Percy Barnevik
Chairman
ABB Asea Brown Boveri, Ltd.
Audit Committee
Public Policy Committee

John H. Bryan
Chairman and Chief Executive Officer
Sara Lee Corporation
Audit Committee
Capital Stock Committee
Executive Committee
Chairman, Executive Compensation Committee

Thomas E. Everhart
President Emeritus
California Institute of Technology
Committee on Director Affairs
Public Policy Committee

Charles T. Fisher III
Retired Chairman and President
NBD Bancorp, Inc.
Committee on Director Affairs
Executive Committee
Chairman, Investment Funds Committee
Public Policy Committee

George M.C. Fisher
Chairman and Chief Executive Officer
Eastman Kodak Company
Chairman, Capital Stock Committee
Executive Committee
Executive Compensation Committee
Investment Funds Committee

Nobuyuki Idei
Chief Executive Officer
Sony Corp.


Karen Katen
Executive Vice President
Pfizer Pharmaceuticals Group
President
Pfizer U.S. Pharmaceuticals
Audit Committee
Public Policy Committee

J. Willard Marriott, Jr.
Chairman and Chief Executive Officer
Marriott International, Inc.
Chairman, Committee on Director Affairs
Executive Committee
Executive Compensation Committee
Investment Funds Committee

Ann D. McLaughlin
Chairman
The Aspen Institute
Audit Committee
Capital Stock Committee
Executive Committee
Chairman, Public Policy Committee

Harry J. Pearce
Vice Chairman
General Motors Corporation

Eckhard Pfeiffer
Former President and Chief Executive Officer
Compaq Computer Corporation
Audit Committee
Capital Stock Committee

John G. Smale
Retired Chairman and CEO
The Procter & Gamble Company
Audit Committee
Capital Stock Committee
Committee on Director Affairs
Chairman, Executive Committee
Executive Compensation Committee
Investment Funds Committee
Public Policy Committee

John F. Smith, Jr.
Chairman and Chief Executive Officer
General Motors Corporation
Investment Funds Committee

Louis W. Sullivan, M.D.
President
Morehouse School of Medicine
Audit Committee
Public Policy Committee

G. Richard Wagoner, Jr.
President and Chief Operating Officer
General Motors Corporation

Dennis Weatherstone
Retired Chairman and Chief Executive Officer
J.P. Morgan & Co., Inc.
Chairman, Audit Committee
Capital Stock Committee
Executive Committee
Executive Compensation Committee

                      Hughes Electronics Board of Directors
                                 (as of 1-28-00)


Thomas E. Everhart
President Emeritus
California Institute of Technology
Chairman,  Audit Committee

J. Michael Losh
Executive Vice President and
Chief Financial Officer
General Motors Corporation
Audit Committee

Harry J. Pearce
Vice Chairman
General Motors Corporation
Executive Compensation Committee

Eckhard Pfeiffer
Chairman
Intershop Communications AG
Chairman, Executive Compensation Committee

Alfred C. Sikes
President
Hearst Interactive Media

John G. Smale
Retired Chairman and
Chief Executive Officer
The Procter and Gamble Company
Audit Committee
Executive Compensation Committee

John F. Smith, Jr.
Chairman and
Chief Executive Officer
General Motors Corporation

Michael T. Smith
Chairman and
Chief Executive Officer
Hughes Electronics Corporation




                                     # # #









                                     - 38 -
EMPLOYEE COMMUNICATION

To:   * All Employees *
cc:    (bcc: George H Jamison/ES/HSC/HUGHES)

Subject:  GM Restructures Its Economic Interest in Hughes Electronics


Tuesday, February 1, 2000

To All Employees:

Today General Motors is announcing a plan to use $8 billion worth of GMH stock as the "currency" to effect a substantial cashless buyback of GM's "$1-2/3" par value common stock. Under this plan, current holders of GM's $1-2/3 common stock will be able to exchange their shares for shares of GM Class H (GMH) stock. In a related transaction, GM also will contribute up to $7 billion worth of GMH stock to its benefit plans. The attached GM press release and fact sheet give more details on today's announcement.

GM is taking these steps to improve its financial position by unlocking some of the value it derives from its ownership of Hughes. Upon completion of this transaction, GM will retain a 35 percent economic interest in Hughes, which will remain a wholly owned subsidiary of GM. Also, GM says it has no current plans to spin off Hughes or any part of its business.

GM has the flexibility to use the economic interest that it retains in Hughes in a variety of ways, including as a currency for additional GM $1-2/3 stock repurchases, acquisitions or benefit plan contributions as well as to raise cash proceeds in a tax-efficient manner or implement further corporate restructurings.

In addition, Bernee D. L. Strom, president of InfoSpace.com Ventures, LLC, has been elected to the Hughes Electronics Corporation board of directors. Strom is former chief executive officer of Priceline.com, and her appointment continues Hughes' strategy to add board member expertise that is directly related to our future markets and growth opportunities.

I'd like to take a moment to put both this restructuring of GM's ownership of Hughes and Bernee Strom's appointment to our board into perspective. Most importantly, these actions will have no impact on the day-to-day operations of Hughes or the strategic business objectives of our company. Hughes will continue to focus sharply on execution and delivery on its business plans as it continues to pursue its vision of being the world leader in the distribution of digital entertainment and information, satellite services, business-to-business communications and broadband services.

GM's actions today reflect the significant value that Hughes has created for its shareholders. I want to take this opportunity to acknowledge and thank each of you for your part in Hughes' success and to encourage you to continue delivering on the commitments we've made to grow that success.

Mike Smith
Chairman & Chief Executive Officer
Hughes Electronics Corporation

                                     # # #

FACT SHEET ATTACHED TO EMPLOYEE COMMUNICATION

                                   Fact Sheet
    Restructuring of General Motors' Economic Interest in Hughes Electronics

o GM's $1-2/3 par value common stockholders will have an opportunity to exchange their $1-2/3 shares for up to $8 billion worth of GM Class H stock at a specified exchange ratio.

o This exchange is currently expected to significantly reduce the number of shares of GM $1-2/3 common stock outstanding and substantially increase earnings per share.

o The exchange ratio will be determined immediately prior to commencement of the offer, which is currently expected to occur in the second quarter of this year.

o A registration statement describing the terms and conditions of the proposed exchange offer will be filed shortly with the Securities and Exchange Commission (SEC).

o GM also plans to contribute up to $7 billion of Class H stock to its U.S. Hourly-Rate Employees Pension Plan and a trust, which GM previously established to provide funding for the corporation's obligations for other post-retirement employee benefits for its U.S. hourly retirees.

o These contributions are not subject to any regulatory approvals. The pension plan contribution will help ensure the fully funded status of GM's U.S. pension plans on an SFAS-87 basis for the foreseeable future.

o The actions monetize about $15 billion of Hughes value. At the same time, GM is improving its financial flexibility to pursue business and growth initiatives in its other business segments.

o Upon completion of the exchange offer and the contributions to the benefit plans, GM will retain a 35 percent, or $18 billion, economic interest in Hughes (based on yesterday's closing Class H stock price).

o GM will continue to have direct access to the opportunities for strategic synergies with Hughes' rapidly growing telecommunications services businesses since it will continue to hold 100% of Hughes' assets.

o Hughes has redefined itself as a premier provider of telecommunications services, which strengthens its ability to contribute to GM's strategy to grow its downstream service-oriented businesses.

o The issuance of $15 billion additional GM Class H shares in connection with these transactions will substantially increase the liquidity of GM Class H stock.

o The proposed actions will not have any dilutive effect on the earnings per share attributable to the outstanding GM Class H stock.

o The proposed exchange offer, assuming that it is fully subscribed, will bring the amount GM $1-2/3 common stock repurchased by GM since 1997 to $17 billion.

o In addition, GM has distributed $12 billion of value to its shareholders as part of the 1997 spin-off of the Hughes defense business and the 1999 spin-off of Delphi.

                                      # # #

PRESS RELEASE ATTACHED TO EMPLOYEE COMMUNICATION

For Release   Tuesday, Feb. 1, 2000,  1:00 p.m. EST


    GM WILL OFFER TO REPURCHASE GM $1-2/3 STOCK IN EXCHANGE FOR $8 BILLION OF CLASS H STOCK, AND MAKE $7 BILLION IN CLASS H STOCK CONTRIBUTIONS TO BENEFIT
                                      PLANS

      TRANSACTIONS WILL REDUCE GM'S ECONOMIC INTEREST IN HUGHES TO APPROXIMATELY
            35 PERCENT, AND SIGNIFICANTLY INCREASE EPS FOR GM $1-2/3 STOCK

   DETROIT -- General Motors Corp. (NYSE: GM, GMH) today announced plans for a broad restructuring of its economic interest in Hughes Electronics (Hughes), including an offer to its current shareholders to repurchase GM $1-2/3 par value common stock in exchange for approximately $8 billion of GM Class H common stock, and contributions of approximately $7 billion of Class H stock to GM benefit plans.

   "The GM Board of Directors today authorized this series of transactions that continue GM's efforts to deliver significant value to its shareholders and further strengthen the corporation's financial position," said GM Chairman and Chief Executive Officer John F. Smith, Jr.

Exchange offer to be made

   GM will offer to exchange approximately $8 billion of Class H stock for GM $1-2/3 stock. This exchange would significantly reduce the number of shares of GM $1-2/3 stock outstanding. Specifically, GM will offer to holders of GM $1-2/3 stock an opportunity to voluntarily tender any portion of their holdings of GM $1-2/3 stock in order to acquire Class H stock. The exchange generally will be tax-free to GM and its U.S. stockholders for U.S. income tax purposes. Shares tendered will be subject to pro-ration if the exchange offer is oversubscribed. A Form S-4 registration statement detailing the terms and conditions of the proposed exchange offer will be filed shortly with the Securities and Exchange Commission. GM expects to complete the proposed transaction during the second quarter of this year. The per-share exchange ratio for the offering will be determined immediately prior to the commencement of the offer. No offering of Class H stock will be made except by means of a prospectus to be included in the Form S-4 registration statement.

Contributions to benefit plans

   GM plans to contribute up to $7 billion of Class H stock to certain of its benefit plans in the second quarter, including a significant amount to its U.S. Hourly-Rate Employees Pension Plan, and the balance to its voluntary employees' beneficiary association (VEBA) trust. The VEBA trust was set up in 1997 to fund the corporation's other post-retirement employee benefit (OPEB) obligations for hourly employees. The pension plan contribution will help to ensure that GM's U.S. pension plans remain fully funded on an SFAS-87 basis for the foreseeable future. The contributions to the benefit plans, which are not subject to any regulatory approvals, will significantly reduce annual pension and OPEB expense, and will strengthen the company's overall financial position.
   "These actions enable GM to realize $15 billion of the value of Hughes, and improve GM's financial flexibility to pursue business and growth initiatives in our automotive and financial services businesses," said Smith. "We will improve net income through reduced pension and OPEB expense while substantially reducing the number of GM $1-2/3 shares outstanding. This will translate to a significant increase in GM's earnings per share."

   In connection with these transactions, GM will issue approximately $15 billion of Class H stock. However, the proposed transactions will not have any dilutive effect on the earnings per share attributable to the outstanding Class H stock. The issuance of additional Class H shares in connection with these transactions will substantially increase the liquidity of that stock in the securities market, which should benefit trading of Class H stock over time.

   Upon completion of a fully subscribed exchange offer and contributions to the benefit plans, GM will retain approximately a 35 percent, or $18 billion, economic interest in Hughes (based on yesterday's NYSE closing price of Class H stock) and Hughes will remain a wholly-owned subsidiary of GM. Consequently, GM $1-2/3 common shareholders would benefit indirectly in any further improvement in the Class H stock price as a result of GM's retained economic interest in Hughes as well as the Class H stock held by the GM benefit plans.

   GM has no current plans or intention to separate Hughes or any of its businesses from GM, whether by means of a spin-off, split-off or any other transaction. However, GM will continue to evaluate what Hughes ownership structure would be optimal for the two companies and GM stockholders.

   GM has the flexibility to use the economic interest that it retains in Hughes in a variety of ways, including as a currency for additional GM $1-2/3 stock repurchases, acquisitions, benefit plan contributions, to raise cash proceeds in a tax-efficient manner, or to implement further corporate restructurings.

   The transactions will not affect the business operations of Hughes, and GM's automotive operations will continue to have direct access to the opportunities for strategic synergies with Hughes' rapidly growing communications services businesses.

   "It is important to retain our strategic relationship with Hughes. We continue to create new communications capabilities and functionality in our vehicles. Hughes has redefined itself as a premier provider of digital entertainment and business communications, which strengthens its ability to contribute to GM's strategy to grow its service-oriented businesses," Smith said.

   GM has repurchased approximately $9 billion of GM $1-2/3 stock since 1997, in addition to the significant reduction in the number of GM $1-2/3 shares outstanding expected to result from the proposed exchange offer. Moreover, GM has distributed approximately $12 billion of value to its shareholders as part of the spin-offs of the Hughes defense business in 1997 and the Delphi business in 1999.

   "GM has a strong and consistent track record of finding ways to return value to shareholders, and that record is being extended through these proposed transactions," Smith said. "GM will strive to continue to increase earnings with less capital employed. This is an excellent formula to deliver superior shareholder returns."

   GM $1-2/3 stock and Class H stock are both common stocks of General Motors. Class H earnings per share and amounts available for payment of dividends are determined by the financial performance of Hughes. As of year-end 1999, there were 137.1 million shares of Class H outstanding, representing a 32 percent tracking stock interest in the earnings of Hughes, and 617.4 million shares of GM $1-2/3 stock outstanding.

   Morgan Stanley Dean Witter will act as dealer manager for General Motors in connection with the exchange offer. Hughes will engage Salomon Smith Barney in connection with the offering.

   In this news release, use of the words anticipate, expect, should, believe, plan, intensify, overcome and similar words are associated with forward-looking statements that are inherently subject to numerous risks and uncertainties. Accordingly, there can be no assurance that the results described in such forward-looking statements will be realized. The principal risk factors that may cause actual results to differ materially from those expressed in forward-looking statements contained in this news release are described in various documents filed by GM with the U.S. Securities and Exchange Commission, including GM's Current Reports on Form 8-K dated April 12, 1999, and filed on April 15, 1999, and April 21, 1999.

   We urge holders of GM $1-2/3 common stock to read the Registration Statement on Form S-4, including the prospectus, regarding the exchange offer referred to above, when it becomes available, as well as the other documents which General Motors has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. Holders of GM $1-2/3 common stock may obtain a free copy of the prospectus, when it becomes available, and other documents filed by General Motors at the Commission's web site at at General Motors' web site at or from General Motors by directing such request in writing or by telephone to: General Motors Corporation, 100
Renaissance Center, Detroit, Michigan 48243-7301, Attention: GM Investor Relations, Telephone: (212) 418-6270, Facsimile: (212)418-3658. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Inquiries from the news media should be directed to GM Corporation Communications:
212-418-6380.

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